Exhibit 1.01

Dick's Sporting Goods, Inc.

Conflict Minerals Report

This Conflict Minerals Report (the "Report") of Dick's Sporting Goods, Inc. (the "Company") has been prepared pursuant to Rule 13p-1 and Form SD (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the "3TG Minerals", are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The "Covered Countries" for the purposes of the Rules and this Report are the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. "Conflict Minerals" are 3TG Minerals that originate from a conflict zone in one or more of the Covered Countries.
The Company is a retailer of high-quality authentic athletic equipment, apparel and footwear, intended to enhance our customers' performance and enjoyment of athletic pursuits. The Company purchases merchandise from over 1,900 third-party vendors, under brand names that we do not own or control. The Company also offers products under brands that it owns or licenses. The Company contracts with third parties for the manufacturing of products that meet the specifications required by the Company for sale under the brand names that are owned or licensed by the Company. The Company does not directly manufacture any products.
Description of the Company's Products Covered by this Report
We refer to products that are covered by the Rule in this Report as "Covered Products". Covered Products are products the Company contracts to manufacture that include 3TG minerals necessary to the functionality of the product. Covered Products fall within the following categories:

▪	Apparel and accessories, including apparel and accessories for fitness, outdoor, hunting and fishing.

▪	Hunting, camping and outdoor equipment, including lighting, tents, binoculars, tree stands, cutlery, shooting protections, archery targets and gun safes.

▪	Golf equipment, including golf clubs and golf bags.

▪	Bikes and biking accessories.

▪	Sporting equipment for team sports such as baseball, softball, soccer and racquetball.

▪	Miscellaneous sporting and recreational equipment, including lawn games, sleds, and trampolines.

3TG minerals in these product categories may be found in zippers, snaps, buttons, golf club shafts, golf club heads, air mattress components, batteries, electronics, or in other areas.

We note that these are only examples of how 3TG Minerals may be used in products, and this is not an exhaustive list of products or the manner in which the 3TG Mineral may be used in a Covered Product.

The products covered by this report represent less than 1% of the total products available for sale through any of the Company's channels, measured at the end of the Company's fiscal year. The Company's channels include the following stores and related eCommerce websites: Dick's Sporting Goods, Golf Galaxy, Field & Stream and True Runner.
Part I     Determinations
The Company has not been able to determine the origins of 3TG Minerals contained in any of the Covered Products, and is not able to describe the country of origin or the facilities that produced 3TG Minerals that are contained in the Covered Products.
Part II     Supply Chain Description
The Company's supply chain with respect to Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original source of 3TG Minerals. The Company does not directly manufacture any products. Instead, the Company contracts with third party suppliers for the manufacturing of products that meet the specifications required by the Company. Those suppliers may manufacture the products or may, in turn, contract with other third parties for the manufacturing of the products. The Company purchases finished products from those suppliers. Therefore, the Company does not directly purchase components or other supplies for its products nor does it directly purchase 3TG Minerals from mines, smelters or refiners.
The Company conducted a good faith reasonable country of origin inquiry regarding Conflict Minerals contained in the Covered Products. The Company is dependent on its suppliers to provide information regarding the origin of 3TG Minerals contained in the Covered Products. As a result, the Company's due diligence measures focused on a supplier survey process that sought information about the sources of 3TG Minerals contained in the Covered Products, as further described herein.
This good faith reasonable country of origin inquiry was designed to determine whether any of the 3TG Minerals contained in the Covered Products originated in the Covered Countries and whether any of the 3TG Minerals may be from recycled or scrap sources.
Part III    Due Diligence Framework
The Company conducted due diligence on the source and chain of custody of the 3TG Minerals contained in the Covered Products in accordance, in all material respects, with the Organization for Economic Co-operation and Development, also known as "OECD", Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2013).
Part IV     The Company's Due Diligence Measures
Due diligence measures undertaken by the Company included the following:

Internal Management Team

The Company established a Conflict Minerals project team in 2013. Internal stakeholders on this team include the Company's Product Development team, which is responsible for identifying Covered Products and the suppliers for those products (the "Covered Suppliers") as well as the Legal and Compliance teams, which are responsible for the Company's compliance with the Rule, including training Covered Suppliers.

As part of the Company's due diligence measures, the Company participated in meetings and other informational sessions held by relevant industry associations. For example, the Company is a participant in RILA's Conflict Minerals Program, a multi-year program that helps retailers navigate the issue, understand the compliance requirements, and develop solutions through a combination of educational materials, benchmarking, implementation tools and key partnerships.

Policies, Procedures and Supplier Engagement

The Company's Conflict Minerals Policy is publicly available at: investors.DICKS.com/corporate-governance/conflict-minerals.aspx. The Company utilized the Conflict Free Sourcing Initiative Conflict Minerals Reporting Template (the "Survey") developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative in order to obtain information from its Covered Suppliers. Each Covered Supplier was asked to complete the survey. The Company relied on the representations provided by the Covered Supplier in the survey.

To assist Covered Suppliers in completing the survey, the Company provided web-based training to the Covered Suppliers through the Company's online vendor portal, with training materials provided in English, Spanish and Simplified Chinese. Training materials were developed internally and by the Retail Industry Leaders Association ("RILA"). Covered Suppliers were required to acknowledge their receipt of the survey and the training materials. Covered Suppliers who provided survey responses that raised red flags, due to incompleteness or assertions that were not independently verifiable (for example, inconsistent assertions over product composition, or claims that the 3TG Mineral was sourced from a country with limited known reserves of the mineral in question) were re-engaged for additional information. If smelter information was provided by the Covered Supplier, the Company reviewed named smelters with listed smelters that had been certified as "Conflict Free" through the Conflict-Free Smelter Program. If a Covered Supplier provided the name of a Conflict Free smelter, the Supplier was asked to provide additional evidence to support the usage of the named smelter.

Grievance Mechanism

Throughout the Survey process, Covered Suppliers and other stakeholders had access to the Company's publicly available grievance mechanism; the Company provides information on how allegations, grievances or complaints may be submitted through the Ethics Hotline on its website at: investors.DICKS.com/corporate-governance/code-of-conduct.aspx. The Company also informs Covered Suppliers that the Ethics Hotline is available through the Company's on-line vendor portal. Finally, vendors are provided with the Company's Compliance Department's email address. This email box is managed directly by the Compliance team. Covered Suppliers use this email box as both a grievance mechanism and a portal for questions assistance.

As required by the Rule, this Report covers the period from January 1, 2014 to December 31, 2014. The Company will perform due diligence measures annually as required by the Rule. This Report is publicly available on the Company's Investor Relations website at: investors.DICKS.com/corporate-governance/code-of-conduct.aspx.
Rule 13p-1 does not require an independent private sector audit of this Report, and this Report has not been subject to an independent private sector audit.

Part V     Future Diligence Measures
To mitigate the risk that the necessary 3TG Minerals contained in the Covered Products are Conflict Minerals, the Company will take the following steps for the 2015 reporting period:

1.	Continue to promote industry-based efforts to educate our Covered Suppliers on the Conflict Minerals Rule and related compliance measures

2.	Adopt and implement additional risk management procedures that, among other things, address vendor non-responsiveness and non-compliance

3.	Include provisions relating to 3TG sourcing into the standard terms and conditions pertaining to contractual agreements and purchase orders

4.	Encourage vendors to provide product level information for 2015 through ongoing, direct outreach

5.	Continue to engage Covered Suppliers who provided incomplete survey responses to ensure complete information is provided for 2015 surveys

6.	Monitor and encourage the continuing development and progress of traceability measures for Covered Suppliers who indicated for 2015 that the source of 3TG was unknown or could not be determined

7.
Continue to emphasize differences between Conflict Minerals (originating from conflict mines) and 3TG in communications to our suppliers. The Company will utilize the updated Survey for 2015 submission

8.	Utilize the updated Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative Survey for 2015 data collection

Forward-Looking Statements Involving Known and Unknown Risks and Uncertainties

Except for historical information contained herein, the statements in this Report in connection with the subject matter of this Report are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond our control. Forward-looking statements include, among other things, statements about our future expectations regarding mitigating the risk that 3TG Minerals contained in the Covered Products are Conflict Minerals. The effectiveness of our policies and procedures in ensuring compliance with the Rule may differ materially from those included in any such forward-looking statements and such forward-looking statements should not be relied upon by investors as a prediction of actual results.

The following factors could affect our actual results and cause our actual results to differ from our forward-looking statements: (a) the successful implementation of our future diligence measures and (b) those factors set forth in our description of risk factors in our Form 10-K for the fiscal year ended January 31, 2015, which should be read in conjunction with the forward-looking statements in this Conflict Minerals Reports. Forward-looking statements speak only as of the date of the Conflict Minerals Report or, if earlier, as of the date they are made. We do not intend to update or revise any forward-looking statement whether as a result of new information, future development or otherwise, except as may be required by the securities laws.